December 21, 2005

Christopher Miles
Wimax EU, LTD
356 Pine Avenue, Apt. 1
Pacific Grove, California 93950

> **Re:** **Wimax EU, LTD**
> **Amendment No. 7 to Registration Statement on Form SB-2**
> **Filed December 29, 2005**
> **File No. 333-123351**

Dear Mr. Miles:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

About Our Company, page 1

1.   We note you state there are no more license components to the agreement between you and Eurotech. However your Balance Sheet Data on page 4, your Balance Sheet on page 1 of your financial statements, Condensed Statement of Cash Flows on page 5, and Note E to your financial statements all describe license fees. Please revise or advise.

2.   Please explain in the summary the fact that you have purchased your current business plan from Eurotech

Undertakings, page II-5

3.   Please update your undertakings to the version required as of December 1, 2005.

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Eric Atallah at (202) 551-3663 or in his absence, Kaitlan Tillan at (202) 551-3604, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

                        Sincerely,

                        Russell Mancuso
                        Branch Chief

cc: Greg E. Jaclin, Esq.